Filed Pursuant to Rule 497
Registration Statement No. 333-181853
PROSPECTUS SUPPLEMENT May 19, 2015 MacKenzie Realty Capital, Inc.

Supplement dated May 19, 2015
to Prospectus Dated November 18, 2014

THIS SUPPLEMENT PROVIDES NEW AND ADDITIONAL INFORMATION BEYOND THAT CONTAINED IN THE PROSPECTUS DATED NOVEMBER 18, 2014 (THE “PROSPECTUS”) AND SHOULD BE READ IN CONJUNCTION THEREWITH.

PROSPECTUS UPDATES

1.	The following paragraph is added after the last paragraph on page 2 of the Prospectus, under the heading “Suitability of Stockholders”:

For a discussion of state–specific standards regarding the suitability of stockholders, see “Regulation as a Business Development Company – State Registration Matters – Suitability of Stockholders.”

2.	The disclosure contained on page 9 of the Prospectus under the heading “Dividend Reinvestment Plan” is replaced in its entirety with the following:

We have adopted an “opt in” DRIP. If your Shares are registered in your own name, your dividends will automatically be paid in cash, unless you “opt in” to the DRIP; except that investors residing in Oregon may not participate in our DRIP.  If you “opt in” to our DRIP, your dividends will be automatically reinvested in additional whole and fractional Shares, subject to the DRIP’s terms.  If your Shares are held in the name of a broker or other nominee, you should contact the broker or nominee for details regarding opting in to our DRIP. Stockholders who receive dividends in the form of stock will be subject to the same federal, state and local tax consequences as stockholders who elect to receive their dividends in cash. See “Dividend Reinvestment Plan.”

3.	The following paragraph is added after the last paragraph on page 30 of the Prospectus, under the heading “Dividends”:

Throughout this prospectus, we generally refer to “dividends” in an effort to best describe how we intend to make payments to stockholders.  “Dividends” generally refer to payments of a corporation’s earnings from operations, as opposed to a return of investors’ capital (which is usually referred to as a “distribution”).  Since we do not foresee returning investors’ capital, we use “dividends” throughout the prospectus, except in certain places where the use of “distribution” has a specific meaning in a particular context, such as in the section captioned “Material U.S. Federal Income Tax Considerations.”

4.	The disclosure contained on pages 63-65 of the Prospectus under the heading “State Registration Matters” is replaced in its entirety with the following:

State Registration Matters

In addition to registering this offering under the Securities Act, we have also registered this offering under the securities laws of several states, or are offering under available registration exemptions.  We undertake to forward to each state listed below all amendments to this registration statement that are filed with the SEC.  We further undertake, as a condition of registration in New Jersey, to allow New Jersey to make such investigations within or outside New Jersey it deems necessary to determine any violations of New Jersey law, and to require or permit us to file a statement as to tell the facts and circumstance concerning any matter to be investigated.  The following table lists the states in which we have registered (or may register) the sale of our Shares, and the value of the Shares we have registered in each state.  We may increase these amounts as permitted under the rules of each state, and we may register this offering in additional states from time to time.  We may not sell more than 5,000,000 Shares in the aggregate unless we register additional Shares for sale with the SEC.

State	Amount Registered	State	Amount Registered
Arizona	$1,000,000.00	Nebraska	$500,000.00
Arkansas	250,000.00	Nevada	250,000.00
California	40,000,000.00	New Hampshire	100,000.00
Colorado	30,000,000.00	New Jersey	30,000,000.00
Connecticut	500,000.00	New Mexico	525,000.00
Delaware	1,000,000.00	New York	50,000,000.00
Florida	30,000,000.00	North Carolina	30,000,000.00
Georgia	30,000,000.00	North Dakota	500,000.00
Hawaii	30,000,000.00	Ohio	30,000,000.00
Idaho	30,000,000.00	Oklahoma	250,000.00
Illinois	2,000,000.00	Oregon	1,000,000.00
Indiana	500,000.00	Pennsylvania	1,000,000.00
Iowa	250,000.00	South Carolina	30,000,000.00
Kansas	500,000.00	Tennessee	1,000,000.00
Kentucky	500,000.00	Texas	5,000,000.00
Louisiana	200,000.00	Utah	30,000,000.00
Maine	30,000,000.00	Vermont	30,000,000.00
Maryland	500,000.00	Virginia	500,000.00
Massachusetts	600,000.00	Washington	7,000,000.00
Michigan	1,000,000.00	West Virginia	500,000.00
Minnesota	1,000,000.00	Wisconsin	30,000,000.00
Missouri	10,000,000.00

Suitability of Stockholders

We have established minimum income and net worth standards for persons who purchase our Shares because there is not likely to be a substantial or active secondary market for trading our Shares.   We believe these standards are reasonable for us and the risks associated with the purchase of our Shares.  We or our broker-dealers assume responsibility for state securities law compliance to determine if a state’s suitability requirements have been met.  Generally, purchasers must have (i) a minimum annual gross income of $70,000 and a minimum net worth of $70,000; or (ii) a minimum net worth of $250,000.  Additionally, investors residing in the following states must meet the following additional suitability requirements:

Iowa Investors: Investors in Iowa must have either (i) a minimum annual gross income of $100,000 and a minimum net worth of $100,000; or (ii) a minimum net worth of $350,000.  Additionally, Share purchases by Iowa investors may not exceed 10.0% of their liquid net worth (cash, cash equivalents and readily marketable securities).

Kansas Investors: The Kansas Securities Commissioner advises the following:

It is recommended by the Office of the Securities Commissioner that Kansas investors limit their aggregate investment in the securities of MRC and other non-traded BDCs to not more than 10.0% of their liquid net worth.  For these purposes, liquid net worth is defined as that portion of total net worth (total assets minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities, as determined in conformity with Generally Acceptable Accounting Principles.

Kentucky Investors: The Kentucky Department of Financial Institutions Division of Securities advises that MRC is a business development company.  As such, all Kentucky residents who invest in the Shares must have a minimum gross annual income of $85,000 and a minimum net worth of $85,000 (as defined in the North American Securities Administrators Association Omnibus Guidelines), or a minimum net worth alone of $300,000.  Moreover, no Kentucky resident shall invest more than 10% of his or her liquid net worth in the Shares.

Maine Investors: The Maine Office of Securities recommends that an investor’s aggregate investment in this offering and similar direct participation investments not exceed 10.0% of the investor’s liquid net worth.  For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

Massachusetts Investors:  The total amount invested by a Massachusetts investor in MRC and other non-traded direct participation programs should not exceed 10.0% of their liquid net worth (assets minus liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.

Michigan Investors: The total amount invested in MRC by Michigan investors may not exceed 10.0% of the investor’s liquid net worth (cash, cash equivalents and readily marketable securities).

Nebraska Investors:  Investors in Nebraska must have either (i) a minimum annual gross income of $100,000 and a minimum net worth of $350,000; or (ii) a minimum net worth of $500,000.  Additionally, Share purchases by Nebraska investors may not exceed 10.0% of their net worth.

New Jersey Investors: Investors who reside in the state of New Jersey must have either (i) a liquid net worth of $250,000 and annual gross income of $70,000 or (ii) a minimum liquid net worth of $500,000. Additionally, a New Jersey investor’s total investment in this offering and other direct participation programs shall not exceed 10.0% of his or her liquid net worth. “Liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.

New Mexico Investors:  The New Mexico Securities Division advises the following:

It shall be unsuitable for a New Mexico investor’s aggregate investment in the shares of MRC, its affiliates and other non-traded BDCs and non-traded REITs to exceed 10.0% of his/her liquid net worth.  For these purposes, “liquid net worth” is defined as that portion of total net worth (total assets exclusive of primary residence, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

Oklahoma & Oregon Investors: Total purchases of MRC in this offering by investors in Oklahoma and Oregon may not exceed 10.0% of their net worth.  Furthermore, Oregon purchasers may not participate in our DRIP.

Ohio Investors:  The Ohio Division of Securities advises the following:

It shall be unsuitable for an Ohio investor’s aggregate investment in the shares of MRC, its affiliates and other non-traded BDCs and non-traded REITs to exceed 10.0% of his/her liquid net worth.  For these purposes, “liquid net worth” is defined as that portion of total net worth (total assets exclusive of primary residence, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

Tennessee Investors: Investors in Tennessee must have either (i) a minimum annual gross income of $100,000 and a minimum net worth of $100,000; or (ii) a minimum net worth of $500,000.  Additionally, Share purchases by Tennessee investors may not exceed 10.0% of their liquid net worth.

Texas Investors: Investors in Texas must have either (i) a minimum annual gross income of $100,000 and a minimum net worth of $100,000; or (ii) a minimum net worth of $250,000.  Additionally, Share purchases by Texas investors may not exceed 10.0% of their net worth.

Unless specified otherwise by a particular state above, net worth will be determined exclusive of home, home furnishings, and automobiles.  In the case of sales to fiduciary accounts, these minimum standards must be met by the beneficiary, the fiduciary account, or by the donor or grantor who directly or indirectly supplies the funds to purchase the shares if the donor or grantor is the fiduciary.  Each person selling Shares on our behalf must make every reasonable effort to determine that the purchase of Shares is a suitable and appropriate investment for each investor.  In making this determination, each person selling Shares on our behalf will ascertain that the prospective investor:

i.	meets the minimum income and net worth standard established;

ii.	can reasonably benefit from investing in MRC based on the prospective stockholder’s overall investment objectives and portfolio structure;

iii.	is able to bear the economic risk of the investment based on the prospective stockholder’s overall financial situation; and

iv.
has apparent understanding of (a) the fundamental risks of the investment; (b) the risk that the stockholder may lose the entire investment; (c) the lack of liquidity of our Shares; (d) the restrictions on transferability of our Shares; and (e) the tax consequences of the investment.

Each person selling Shares on our behalf will make this determination on the basis of information it obtains from each prospective investor.  Relevant information for this purpose will include the age, investment objective, investment experience, income, net worth, financial situation, and other investments of the prospective stockholders, as well as any other pertinent factors.  The Manager will maintain records for at least six years of the information used to determine that an investment in our Shares is suitable and appropriate for a stockholder.

5.	The first paragraph on page 67 of the Prospectus under the heading “Dividend Reinvestment Plan” is replaced in its entirety with the following:

We have adopted a dividend reinvestment plan that provides for reinvestment of our dividends and other distributions on behalf of our stockholders in the event that a stockholder elects to participate in the DRIP. Investors residing in Oregon are not permitted to participate in the DRIP. As a result, if our Board of Directors authorizes, and we declare, a cash dividend, our stockholders in all other states who have elected to participate in our DRIP will generally have their cash dividends automatically reinvested in additional Shares, rather than receiving the cash dividends.  However, all material information regarding dividends to the stockholder and the effect of reinvesting such dividends, including the tax consequences thereof, must be provided to our stockholders not less often than annually.  No sales commission or fees may be deducted directly or indirectly from amounts reinvested by us.   Either we or our broker-dealer will be responsible for compliance with state laws regarding whether such state’s suitability requirements have been met for stockholders participating in the DRIP.

6.	The last paragraph on page 83 of the Prospectus under the heading “Share Repurchase Program” has been deleted in its entirety.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE.  THIS SUPPLEMENT IS PART OF THE PROSPECTUS DATED NOVEMBER 18, 2014 AND MUST ACCOMPANY SUCH DOCUMENT TO SATISFY PROSPECTUS DELIVERY REQUIREMENTS UNDER THE SECURITIES ACT OF 1933, AS AMENDED.